

Mail Stop 3561

April 2, 2010

<u>via U.S. mail and facsimile</u>

Roman Gordon, Chief Executive Officer
Cavitation Technologies, Inc.
10019 Canoga Avenue
Chatsworth, CA 91311

> **RE: Cavitation Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Forms 10-Q for the Quarterly Periods Ended September 30, 2009 and**
> **December 31, 2009**
> **File No.: 0-29901**

Dear Mr. Gordon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the Year Ended June 30, 2009

Item 1. Business, page 2

Introduction, page 2

1. We note the reference in the first paragraph on page 3 to the plant in Moberly, Missouri, where the first installation of Bioforce 9000 is expected in September 2009. Please disclose the material terms of this arrangement or agreement. Please file any written agreement as an exhibit.

2. Please provide the disclosure required by Item 101(h)(4)(i) of Regulation S-K regarding your proposed products and services. In addition, please make it clear throughout that the company has not sold any products to date and has received no revenues to date. Please discuss the time frame for bringing your proposed products to market.

3. Provide the disclosure required by Item 101(h)(4)(iv) regarding competition, (vii) regarding patents, (x) regarding research and development costs, and (xi) regarding environmental costs.

4. Please provide the basis for promotional statements or remove. For instance, explain the statement that your Green D De-gumming System de-gummed oil at a lower cost and higher yield, when you have not sold any products to date or generated any revenues.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 4

Securities Authorized for Issuance Under Equity Compensation Plans, page 5

5. We note your statement that you have no equity compensation plans and accordingly you have no shares authorized for issuance under an equity compensation plan. Please reconcile this statement to the disclosure on page 22 that states, "the Company's stock option plan permits the granting of stock options to its employees, directors, consultants and independent contractors."

Unregistered Sales of Equity Securities and Use of Proceeds, page 5

6. Pursuant to item 5(a) o f Form 10-K and Item 701(d) of Regulation S-K, please indicate the section of the Securities Act or the rule of the Commission under which each exemption from registration was claimed and state briefly the facts relied upon

to make the exemption available. In addition, name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 10

Consolidated Statements of Changes in Stockholders' Deficit, page 14

7. Please revise to provide all of the information required by paragraph 11(d) of SFAS 7 *for each issuance* of stock, warrants, rights, or other equity securities, as applicable.

Note 2 – Basis of Presentation and Going Concern, page 16

Basis of Presentation, page 16

8. We note under Item 5.01 in the Bio Energy, Inc. ("Bio Energy") Form 8-K filed on October 6, 2008, that the Company (i.e., Hydrodynamic Technology, Inc. dba Cavitation Technologies, Inc.) purchased shares of Bio Energy common stock on October 3, 2008 for a purchase price of $400,000 and this resulted in the Company owning 1,262,500 of the total 2,500,000 Bio Energy shares outstanding, or 50.5% (prior to the Bio Energy 7.5-to-1 forward stock split on October 24, 2008). Please confirm to us that you paid cash of $400,000 to acquire the Bio Energy equity interests. Also explain to us the business purpose of this transaction. Last, tell us whether Bio Energy and Hydrodynamic Technology had any preexisting relationships, and if so, describe to us the relationships.

9. We note your disclosure that under the terms of the October 24, 2008 transaction, Bio Energy performed a 7.5-to-1 forward stock split of its outstanding shares of common stock and issued 19,186,759 shares (post-forward split). We further note your disclosure on page 5 that Bio Energy issued 18,750,000 shares of its common stock. Please reconcile for us the difference in shares issued or revise your disclosure, as necessary.

10. We note the 19,186,759 shares (post-split) issued by Bio Energy under the terms of the October 24, 2008 transaction. We further note under Item 8.01 in your Form 8-K filed on October 24, 2008, that in connection with the share exchange, the Company (i.e. Hydrodynamic Technology, Inc. dba Cavitation Technologies, Inc.) cancelled 9,468,750 shares of Bio Energy common stock (1,262,500 pre-forward split shares) that had been previously issued to them by Bio Energy. Please advise us of the following:

    a. tell us the total number of Bio Energy outstanding shares (pre-split) used to arrive at the total post-split shares issued, after giving effect to the 7.5-to-1 forward stock split;

     b. tell us if the total Bio Energy outstanding shares (pre-split) included the 1,262,500 pre-split shares; and

     c. if the total Bio Energy pre-split shares included the 1,262,500 shares, further explain to us your Form 8-K disclosure in which you state these shares were cancelled in connection with the October 24, 2008 share exchange;

     d. tell us whether you cancelled any other shares in addition to the 1,262,500 pre-split shares.

Item 9A(T). Controls and Procedures, page 28

11. We note your disclosure in the first and fourth paragraphs that disclosure controls and procedures ("DC&P") are not effective as of June 30, 2009. Conversely, we note your disclosure in the third paragraph that DC&P are effective. Please revise to clarify your conclusion regarding the effectiveness of your DC&P pursuant to Item 307 of Regulation S-K.

Report of Management on Internal Control Over Financial Reporting, page 28

12. Please revise to include the entire definition of internal control over financial reporting ("ICFR"), as set forth in Exchange Act Rule 13a-15(f).

13. We note your conclusion that DC&P was not effective as of June 30, 2009 due to the existence of material weaknesses. We further note your disclosure on page 29 that you are searching for additional capital in order to be in a position to address these material weaknesses. Please further revise your disclosure to include the following with respect to the material weaknesses:

     a) the nature of the actual material weaknesses,

     b) the impact of the material weaknesses on the financing reporting and control environment, and

     c) management's current plans for remediating the material weaknesses, in addition to searching for additional capital, if any.

     Refer to Section II.B.3 of SEC Release No. 33-8810.

14. We note your statement in the fourth paragraph that your DC&P were designed to provide reasonable assurance of achieving their objectives and, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the system are met. In future filings, please state

clearly, if true, that your DC&P are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your DC&P are either effective or not effective, as appropriate, *at that reasonable assurance level*. Alternatively, remove the reference to the level of assurance related to your DC&P in future filings. Refer to Section II.F.4 of SEC Release No. 33-8238 for additional guidance.

15. Please revise to include the entire statement required by Item 308T(a)(4) of Regulation S-K.

16. Please disclose any change in the Company's ICFR identified in connection with the evaluation required by paragraph (d) of Rule 240.13a-15 or Rule 240.15d-15 of the Exchange Act that occurred during the Company's last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's ICFR. Refer to Item 308T(b) of Regulation S-K.

Item 10. Directors, Officers and Corporate Governance, page 29

17. Please provide the business experience for Mr. Gorodnitsky for the past five years as required by Item 401(e) of Regulation S-K. Identify the name of each company, the position held and the beginning and ending dates of employment. In addition, consider removing references to the clients he has worked with, as such information appears promotional in nature.

18. Please comply with Item 406 of Regulation S-K, entitled "Code of Ethics."

Item 11. Executive Compensation, page 30

19. Please include the Summary Compensation Table as required by Item 402(n) of Regulation S-K. In addition, provide the disclosure required by Item 402(o), (p), (q), and (r) of Regulation S-K.

Exhibits

20. You have not included Ramon Gordon's title on Exhibit 31.1. Please include it in future filings.

21. Please provide a signed certification from your principal financial officer, as required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350). Refer to Exchange Act Rule 13a-14(b).

22. Please file or incorporate by reference the exhibits required by Item 601 of Regulation S-K and list in the exhibits index. See for guidance Question 146.02 to the Compliance and Disclosure Interpretations.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Exhibits

23. You have not included Ramon Gordon's title on Exhibit 31.1. Please include it in future filings.

24. Please provide a signed certification from your principal financial officer, as required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350). Refer to Exchange Act Rule 13a-14(b).

Form 10-Q for the Quarterly Period Ended December 31, 2009

Item 2. Management's discussion and analysis of financial condition and results of operations, page 6

Overview, page 6

25. Please revise this section in order to disclose the current status of the first commercial installation of your Bioforce 9000 NANO Reactor Skid System. Your Form 10-K for the fiscal year ended June 30, 2009 stated that it would be in a new biodiesel production plant in Moberly, Missouri. It also stated that the plant was expected to be fully operational in September 2009.

Part II

Item 2. Unregistered Sales of Equity Securities, page 23

26. Pursuant to Item 701(d) of Regulation S-K, please indicate the section of the Securities Act or the rule of the Commission under which each exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. In addition, name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Exhibits

27. You have not included Ramon Gordon's title on Exhibit 31.1. Please include it in future filings.

28. Please provide a signed certification from your principal financial officer, as required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350). Refer to Exchange Act Rule 13a-14(b).

29. We note that Exhibit 10.1 is missing certain exhibits. Please file the exhibit in its entirety. In addition, please file a validly executed exhibit 10.1.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Roman Gordon, Chief Executive Officer;
Via facsimile to (818) 718-1176